SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 8)(1)(2)


                               Motient Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    619908304
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 24, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(2) This Amendment No. 8 to the Schedule 13D amends and restates the Amendment No. 7 to the Schedule 13D filed by the Reporting Persons with respect to common stock of Motient Corporation on May 30, 2007 in its entirety. This Amendment is being filed to correct the amount of Shares purchased by the Reporting Persons on May 24, 2007.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 719908304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,273,198

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,273,198

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,273,198

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 719908304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,273,198

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,273,198

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,273,198

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 719908304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,273,198

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,273,198

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,273,198

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 719908304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,476,901

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,476,901

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,476,901

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 719908304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,476,901

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,476,901

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,476,901

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 719908304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,476,901

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,476,901

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,476,901

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 719908304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     35,750,099

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     35,750,099

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,750,099

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 719908304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     35,750,099

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     35,750,099

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,750,099

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.5%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 719908304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     35,750,099

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     35,750,099

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,750,099

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.5%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 719908304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     35,750,099

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     35,750,099

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,750,099

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.5%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 719908304
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 7, FILED ON MAY 30, 2007.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 7, FILED ON MAY 30, 2007.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 26,273,198 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 26,273,198 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 26,273,198 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 9,476,901 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 9,476,901 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 9,476,901 Shares.

As of the date hereof HMC may be deemed to beneficially own 35,750,099 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 35,750,099 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 35,750,099 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 35,750,099 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 7, FILED ON MAY 30, 2007.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 26,273,198 Shares, constituting 28.5% of the Shares of the Issuer, based upon 92,116,993* Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,273,198 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 26,273,198 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 26,273,198 Shares, constituting 28.5% of the Shares of the Issuer, based upon 92,116,993* Shares outstanding as of the date of this filing.

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,273,198 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 26,273,198 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 26,273,198 Shares, constituting 28.5% of the Shares of the Issuer, based upon 92,116,993* Shares outstanding as of the date of this filing.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,273,198 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 26,273,198 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 9,476,901 Shares, constituting 10.6% of the Shares of the Issuer, based upon 89,150,177* Shares outstanding as of the date of this filing.

     The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,476,901 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,476,901 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 9,476,901 Shares, constituting 10.6% of the Shares of the Issuer, based upon 89,150,177* Shares outstanding as of the date of this filing.

     HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,476,901 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,476,901 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 9,476,901 Shares, constituting 10.6% of the Shares of the Issuer, based upon 89,150,177* Shares outstanding as of the date of this filing.

     HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,476,901 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,476,901 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 35,750,099 Shares, constituting 38.5% of the Shares of the Issuer, based upon 92,837,113* Shares outstanding as of the date of this filing.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 35,750,099 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 35,750,099 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 35,750,099 Shares, constituting 38.5% of the Shares of the Issuer, based upon 92,837,113* Shares outstanding as of the date of this filing.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 35,750,099 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 35,750,099 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 35,750,099 Shares, constituting 38.5% of the Shares of the Issuer, based upon 92,837,113* Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 35,750,099 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 35,750,099 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 35,750,099 Shares, constituting 38.5% of the Shares of the Issuer, based upon 92,837,113* Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 35,750,099 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 35,750,099 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

----------
* The number of outstanding shares is based on the 88,430,057 shares the Company reported outstanding as of May 4, 2007, adjusted for warrants and convertible preferred stock held by the Reporting Persons.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibit B. Certain of these Shares were purchased pursuant to a stock purchase agreement.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 7, FILED ON MAY 30, 2007.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     ITEM 7 FROM THE SCHEDULE 13D, AMENDMENT NO. 7, FILED ON MAY 30, 2007 IS HEREBY AMENDED TO INCLUDE THE FOLLOWING EXHIBITS:

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    ----------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    ----------------------------

HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
    ----------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    ----------------------------

Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    ----------------------------

HMC - New York, Inc.*

By: /s/ William R. Lucas, Jr.
    ----------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
    ----------------------------

/s/ Philip Falcone
------------------
Philip Falcone

/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert

/s/ Michael D. Luce
-------------------
Michael D. Luce


June 1, 2007



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT


The undersigned agree that this Amendment No. 8 to Schedule 13D dated June 1, 2007 relating to the Common Stock, $0.01 par value of Motient Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    ----------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    ----------------------------

HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
    ----------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    ----------------------------

Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    ----------------------------

HMC - New York, Inc.*

By: /s/ William R. Lucas, Jr.
    ----------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
    ----------------------------

/s/ Philip Falcone
------------------
Philip Falcone

/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert

/s/ Michael D. Luce
-------------------
Michael D. Luce


June 1, 2007

                                                                       Exhibit B



         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
                          Transactions in Common Stock

  Date of                       Number of Shares
Transaction                     Purchase/(Sold)            Price of Shares
-----------                     ---------------            ---------------

  5/16/07                            50,000                  10.35
  5/16/07                            37,400                  10.50
  5/18/07                           161,499                  10.69
  5/18/07                           197,000                  10.78
  5/18/07                            11,200                  10.81
  5/23/07                           297,800                  11.02
  5/23/07                            19,731                  11.19
  5/24/07                         2,697,158*                 11.20
  5/25/07                            10,000                  11.78
  5/25/07                            65,300                  11.49
  5/29/07                           798,600                  11.66
  5/29/07                           183,000                  11.55
  5/29/07                            41,000                  11.60
  5/30/07                            30,000                  11.60

                         Transactions in Preferred Stock

  Date of                       Number of Shares
Transaction                     Purchase/(Sold)            Price of Shares
-----------                     ---------------            ---------------

  5/23/07                            10,000                    830


    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
                          Transactions in Common Stock

  Date of                       Number of Shares
Transaction                     Purchase/(Sold)            Price of Shares
-----------                     ---------------            ---------------

  5/17/07                           245,000                  10.72
  5/17/07                            20,000                  10.73
  5/17/07                            60,214                  10.70
  5/24/07                         3,500,000*                 11.20
  5/29/07                           265,556                  11.66
  5/29/07                            62,000                  11.55
  5/29/07                            14,000                  11.60



*  These Shares were purchased pursuant to a stock purchase agreement.

SK 03773 0003 779041